SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 6-K

                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         FOR THE MONTH OF AUGUST, 2004
                        COMMISSION FILE NUMBER 1-15194

                              -------------------

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact name of registrant as specified in its charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's name into English)

                RUA DR. RENATO PAES DE BARROS, 1017 - 4TH FLOOR
                            04530-000 SAO PAULO, SP
                         FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _______ No ___X____


Contents: Summary of First Quarter 2004 Interim Financial Information.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration 333-117277), as amended, filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933 or the Securities Exchange Act of 1934.

               FIRST QUARTER ENDED MARCH 31, 2004 COMPARED WITH
                      FIRST QUARTER ENDED MARCH 31, 2003

          The following table sets forth the consolidated financial highlights of AmBev for the quarters ended March 31, 2004 and 2003:



                                                                             CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                          ------------------------------------------
                                                                           1Q04             1Q03            % CHANGE
                                                                          -------          -------          --------
                                                                          (R$ in millions, except volume amounts,
Brazilian GAAP                                                               percentages and per share amounts)

Sales volume--000 hectoliters(1)...............................            22,277           20,605               8.1
Net sales.....................................................            2,370.5          1,985.2              19.4
Net revenue per hectoliter--R$/hl..............................             106.4             96.3              10.4
Cost of sales.................................................             (997.2)          (982.9)              1.4
Gross profit..................................................            1,373.3          1,002.2              37.0
    GROSS MARGIN (%)..........................................              57.9%            50.5%
Selling, general and administrative expenses
    Selling and marketing  expenses...........................             (259.3)          (166.8)             55.5
    Direct distribution expenses..............................             (190.6)          (143.0)             33.3
    General and administrative expenses, including directors'
      fees....................................................             (117.5)           (99.0)             18.7
    Depreciation and amortization(2)..........................             (118.7)           (94.7)             25.3
                                                                          -------          -------
                                                                           (686.2)          (503.5)             36.3
                                                                            687.1            498.7              37.8
Provisions for contingencies..................................              (29.5)           (26.0)             13.3
Other operating income, net...................................               (4.2)           (55.3)            (92.4)
Equity in results of affiliates...............................               (0.9)            (1.8)            (50.6)
Net financial expenses........................................             (215.8)           381.2                 -
Operating income(4) ..........................................              436.7            796.8             (45.2)
    OPERATING MARGIN (%)......................................              18.4%            40.1%
Net income....................................................              305.0            509.0             (40.1)
    NET MARGIN                                                              12.9%            25.6%
EARNINGS PER SHARE - R$/000 SHARES(3).........................               8.13            13.35             (39.1)

Amounts may not add due to rounding.
(1) Total beverage sales volume combines AmBev's own beverage volume with the company's ownership percentage share of volume in Quinsa.
(2) Does not include depreciation recorded on production assets which is recorded within Cost of sales, nor amortization of goodwill which is within Other operating income, net.
(3)  Calculated based on year-end number of shares, excluding treasury shares.
(4) Under Brazilian GAAP, operating income includes net financial expense.


MARGIN ANALYSIS

          The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the quarters ended March 31, 2004 and 2003:


                                                                                 QUARTER ENDED MARCH 31,
                                                                              ---------------------------
                                                                                2004               2003
                                                                              --------           --------
                                                                                 (%)                (%)
Net sales...............................................................         100.0             100.0
Cost of sales...........................................................         (42.1)            (49.5)
Gross profit............................................................          57.9              50.5
Selling and marketing expenses..........................................         (10.9)             (8.4)
Direct distribution expenses............................................          (8.0)             (7.2)
General and administrative expenses, including directors' fees..........          (5.0)             (5.0)
Depreciation and amortization...........................................          (5.0)             (4.8)
Provision for contingencies.............................................          (1.2)             (1.3)
Other operating income, net.............................................          (0.2)             (2.8)
Net financial expenses..................................................          (9.1)             19.2

Operating income(1).....................................................          18.4              40.1


------------
(1) Under Brazilian GAAP, operating income includes net financial expense


FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

          The following table sets forth certain financial highlights by business segment for the quarters ended March 31, 2004 and 2003:


                                                                      QUARTER ENDED MARCH 31,
                                               ----------------------------------------------------------------------
                                                            2004                                   2003
                                               ------------------------------         -------------------------------
                                                                INTERNATIONAL                           INTERNATIONAL
                                               AMBEV BRAZIL       OPERATIONS          AMBEV BRAZIL       OPERATIONS
                                               ------------     -------------         ------------      -------------
Net sales.................................         1,908.4             462.1               1,776.6            208.6
Cost of sales.............................          (789.6)           (207.6)               (873.8)          (109.2)
Gross profit..............................         1,118.8             254.5                 902.8             99.5
Selling, general and administrative
   expenses...............................          (547.6)           (138.5)               (417.9)           (85.5)




          NET SALES

          Net sales increased by 19.4% for the quarter ended March 31, 2004 to R$2,370.5 million from R$1,985.2 million in the same period in 2003. The acquisition of our initial economic stake in Quinsa in January 31, 2003 combined with the additional 12.0 million class B shares purchased in the open market during the period and the expansion into new international markets were the main drivers that leveraged our consolidated net sales.

         BRAZILIAN OPERATIONS
         --------------------

         Net sales from our Brazilian Operations increased by 7.4% for the quarter ended March 31, 2004 to R$1,908.4 million from R$1,776.6 million in the same period in 2003. This reflects not only the price realignments we implemented last year in our beverage portfolio, but also AmBev's revenue management initiatives, mostly evidenced by: (i) higher volumes sold through our direct distribution network, which accounted for 41.7% of AmBev's Brazilian volume sold compared to 32.6% in 1Q03; (ii) higher presence of our super-premium brands in total beer volume sold in the quarter (6.8% in 1Q04 versus 6.1% in 1Q03); and (iii) the continuous focus on our "right fews" strategy in the CSD and Nanc segment. Those efforts, however, were partially offset by the higher percentage of CSD in our total beverage volume sold in Brazil, tax readjustments at both the state and federal level and price discounts in the Antarctica brand implemented in some regions of the country, used as part of our strategy to overcome a tougher competitive environment.

          BEER BRAZIL. Net sales of beer in Brazil increased by 8.2% for the quarter ended March 31, 2004 to R$1,533.6 million from R$1,417.0 million in the same period in 2003. Net sales were positively impacted by a 15.3% increase in net sales per hectoliter. This increase is the result of the June/July 2003 price adjustment combined with higher volumes sold through our own direct distribution network (37.9% in this quarter versus 27.8% in 1Q03) and the higher presence of ours super-premium brands in the beer portfolio (6.8% of total beer volume sold in the quarter versus 6.1% in 1Q03).

          CSD&NANC. Net sales increased by 6.0% for the quarter ended March 31, 2004 to R$342.0 million from R$322.5 million in the same period in 2003. In the carbonated soft drink division (CSD), net sales increased by 10.6% for the quarter ended March 31, 2004 to R$313.4 million from R$283.3 million in the same period in 2003, primarily as a result of the combination of higher volumes with a 4.1% increase in net revenue per hectoliter. Reflecting our higher average market share in this quarter, total soft drink volumes grew 6.3% in the first quarter this year compared to the same period in 2003. Our core portfolio, the "higher value-added portfolio", continued to increase its volume at a higher rate than our total soft drink portfolio; reaching approximately 3.8 million hectoliters, up 9.1% compared to 1Q03, representing roughly 85% of total soft drink volume sold in the quarter. Net revenues per hectoliter were R$70.4 in the first quarter of 2004. The positive impact of the change in brand mix, higher volumes sold directly (52.0% of total volume sold versus 45.9% in 1Q03) and our revenue management initiatives were partially offset by higher federal and state taxes and a higher percentage of PET bottles in our sales mix. PET bottles accounted for 72.2% of total CSD volume in the quarter, 517 basis points above the same period in 2003.

          In the non-alcoholic and non-carbonated beverage division (NANC), net sales decreased by 27.2% for the quarter ended March 31, 2004 to R$28.5 million from R$39.2 million in the same period in 2003. As a result of our decision to discontinue selling our line of mineral water - Fratelli Vita - in some areas during 4Q03, our total Nanc volumes decreased by almost 53% this quarter. We took this decision due to the lower profitability of this product as a consequence of high shipping and handling costs, since Fratelli Vita is only produced in two plants.

          OTHER PRODUCTS. Net sales decreased by 11.3% for the quarter ended March 31, 2004 to R$32.9 million from R$37.0 million in the same period in 2003, primarily as a result of lower malt and by-products volumes sold to third parties.

          INTERNATIONAL OPERATIONS
          ------------------------

          Net sales increased by 121.5% for the quarter ended March 31, 2004 to R$462.1 million from R$208.6 million in the same period in 2003, primarily as a consequence of AmBev's strategy to use a combination of strategic alliances, acquisitions and greenfield projects throughout the Americas in order to consolidate its position in attractive markets, enhancing shareholder value and preserving its strong credit profile. On January 31, 2003 we completed the acquisition of our interest in Quinsa, initially obtaining an economic interest of 40.475%. During the course of 2003, we acquired an additional 12.0 million Quinsa Class B shares through open market purchases, increasing our economic interest in Quinsa to over 50% by the end of the quarter ended March 31, 2004. In the quarter, Quinsa contributed net sales of R$305.3 million, or 66.1% of our International Operations' net sales.

          COST OF SALES

          Total cost of sales increased by 1.4% for the quarter ended March 31, 2004 to R$997.2 million from R$982.9 million in the same period in 2003.

          As a percentage of our net sales, total cost of sales decreased to 42.1% in the first quarter of 2004 from 49.5% in first quarter of 2003.

          The following table sets forth a breakdown of total costs of sales and cost of sales per hectoliter:

                                                                            COST BREAKDOWN
                                                  ---------------------------------------------------------------------
                                                    1Q04           1Q03           1Q04          1Q03         % CHANGE
                                                  --------       --------       --------      --------     ------------
                                                      (R$ in millions)                  R$/hl                   (%)
BRAZILIAN OPERATIONS
Raw material................................          210.4           243.2       11.8          13.0          (9.6)
Packaging...................................          360.3           387.6       20.2          20.8          (2.9)
Labor.......................................           47.5            47.1        2.7           2.5           5.3
Depreciation................................           64.2            69.6        3.6           3.7          (3.6)
Other.......................................          107.2           126.2        6.0           6.8         (11.3)
TOTAL BRAZILIAN COST OF SALES...............          789.6           873.8       44.3          46.9          (5.6)
International Operations....................          207.6           109.2       46.7          55.5         (15.8)
TOTAL COST OF SALES.........................          997.2           982.9       44.8          47.7          (6.2)

----------------
Amounts may not add due to rounding.


         BRAZILIAN OPERATIONS
         --------------------

          Total cost of sales for our Brazilian Operations decreased by 9.6% for the quarter ended March 31, 2004 to R$789.6 million from R$873.8 million in the same period in 2003.

          On a per hectoliter basis, our Brazilian Operations' cost of sales decreased by 5.6% for the quarter ended March 31, 2004 to R$44.3/hl from R$46.9/hl in the same period in 2003. The positive impact on cost of sales per hectoliter in the first quarter of 2004 was due to: (i) lower implicit foreign exchange rate (R$2.89/US$ in this quarter compared with R$3.49/US$ in the same period in 2003); (ii) lower cost of adjuncts and sugar; (iii) higher plant efficiency; (iv) a slightly higher presence of returnable packaging in the beer sales mix; and (v) a higher share of 2L PET bottles in the soft drinks sales mix (although this last effect is negative for the company's profitability). Those benefits, however, were partially offset by higher prices for aluminum and PET resin, carry-over of malt inventories at a higher implicit foreign exchange rate and lower beer volumes (reducing the dilution of fixed costs).

          BEER BRAZIL. Cost of sales for our Brazilian Beer Operations decreased by 8.8% for the quarter ended March 31, 2004 to R$564.1 million from R$618.2 million in the same period in 2003, primarily as a result of lower raw material costs which can be fully explained by the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ in this quarter compared with R$3.49/US$ in the year-ago quarter), as well as lower cost of adjuncts. On the packaging front, higher aluminum prices more than offset the lower implicit foreign exchange rate and better efficiency in our bottling lines.

          It is also worth mentioning that we were not able to fully benefit from the appreciation of the Real in this quarter compared to the first quarter 2003, due to the carry-over effect in our inventories. Although the average foreign exchange rate in the first quarter of 2003 was approximately R$3.49/US$, beer cost of sales was positively impacted by the carry-over effect in some raw materials, mainly in our malt inventories which take roughly two months to turn. Conversely, beer COGS in this quarter was negatively impacted as a result of the carry-over effect in our malt inventories, which reflected the much higher implicit foreign exchange rate, including the hedge effect, prevailing in the previous quarter (R$3.26/US$ last quarter versus R$2.89/US$).

          CSD&NANC. Cost of sales for our Brazilian CSD&NANC Operations decreased by 12.6% for the quarter ended March 31, 2004 to R$205.6 million from R$235.1 million in the same period in 2003. On a per hectoliter basis, cost of sales decreased 13.7% for the quarter ended March 31, 2004 to R$44.4/hl from R$51.4/hl in the same period in 2003, primarily as a result of the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ versus R$3.49/US$ in the first quarter of 2003), the lower raw materials cost and a more favorable packaging mix. Despite the lower implicit foreign exchange rate, raw material was positively impacted by lower commodity price and the shift in the package mix towards PET bottles more than offset the negative impact of higher aluminum and PET resin price. This shift, however, is not beneficial for AmBev, since PET bottles have lower contribution margins.

          INTERNATIONAL OPERATIONS
          ------------------------

          Cost of sales for our International Operations increased by 90.2% for the quarter ended March 31, 2004 to R$207.6 million from R$109.2 million in the same period in 2003, primarily reflecting the expansion of those operations during 2003. On a per hectoliter basis, cost of sales for our International Operations decreased by 15.8% for the quarter ended March 31, 2004 to R$46.7/hl from R$55.5/hl in the same period in 2003, mainly reflecting the synergies realized in connection with the transfer to Quinsa of our assets in Argentina, Paraguay and Uruguay and improvements in the general economic situation in Argentina during 2003.

          GROSS PROFIT

          Gross profit increased by 37.0% for the quarter ended March 31, 2004 to R$1,373.3 million from R$1,002.2 million in the same period in 2003. Gross margin as a percentage of sales increased to 57.9% in the first quarter of 2004 from 50.5% in the same period of 2003.

          SELLING AND MARKETING EXPENSES

          Selling and marketing expenses increased by 55.5% for the quarter ended March 31, 2004 to R$259.3 million from R$166.8 million for the same period in 2003. Selling and marketing expenses for the Brazilian Operations increased 49.0%, reaching R$182.2 million in the quarter. Higher marketing expenses related to advertisement campaigns and trade programs were the main reason for this increase. The effectiveness of those actions was reflected in the recovery of 180 basis points of market share in the beer business during the first quarter. On the other hand, partially offsetting the above mentioned effect, the migration of some selling activities to our shared service center and also to our newly implemented regional offices resulted in the migration of its respective expenses to general and administrative expenses.

          Selling and marketing expenses for International Operations were roughly 73% higher compared to the first quarter 2003. This increase was primarily a result of our higher economic stake in Quinsa's operations, as well as our new international operations, namely Guatemala, Peru, Ecuador and the Dominican Republic.

          DIRECT DISTRIBUTION EXPENSES

          Direct distribution expenses include product delivery charges and delivery personnel required to distribute our products. Direct distribution expenses increased by 33.3% for the quarter ended March 31, 2004 to R$190.6 million from R$143.0 million in the same period in 2003. Reflecting our strategy to increase the percentage of volumes of our Brazilian Operations sold through our direct distribution network, volumes sold directly represented 41.7% of total volume sold in first quarter of 2004, compared to 32.6% in same period last year.

          On a per hectoliter basis, Brazilian Operations' direct distribution expenses increased 7.7% for the quarter ended March 31, 2004 to R$23.2/hl from R$21.6/hl for the same period in 2003. The increase in the distribution cost per hectoliter compared to the first quarter of 2003 was primarily a consequence of higher fixed costs associated with the incorporation of new direct distribution centers, as well as the higher volumes sold to bars, restaurants and small retailers served by our own distribution system.

          Direct distribution expenses related to our International Operations totaled R$18.0 million, up roughly 55% compared to 1Q03. This increase is fully explained by the start-up of our direct distribution in Peru, combined with a 70.6% increase in volumes sold directly in Venezuela.

          GENERAL AND ADMINISTRATIVE EXPENSES

          General and administrative expenses increased by 18.7% for the quarter ended March 31, 2004 to R$117.5 million from R$99.0 million in the same period in 2003. General and administrative expenses for the Brazilian Operations totaled R$89.9 million in the first quarter of 2004, approximately 10% above the R$81.6 million reported in the first quarter of 2003. This increase in general and administrative expenses was mainly a result of a provision related to top management's complimentary variable compensation, which will be paid only if the company achieves its operational targets by the end of the year.

          General and administrative expenses for International Operations amounted to R$27.6 million in the quarter, 59.0% higher compared to the first quarter of 2003. The higher economic stake in Quinsa as well as the start-up of several new international operations were the main factors contributing to this increase.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization increased by 25.3% for the quarter ended March 31, 2004 to R$118.7 million from R$94.7 million in the same period in 2003. Depreciation and amortization for the Brazilian operations totaled R$102.9 million, 24.3% higher than in the first quarter of 2003. The expansion of our direct distribution network combined with the increase in sub-zero coolers installed in the market place explains the majority of this increase.

          Depreciation expenses for International Operations in the quarter ended March 31, 2004 were 32.2% above the same period last year, amounting to R$15.8 million.

          PROVISIONS FOR CONTINGENCIES

          Net provisions for contingencies charged to the statement of operations amounted to R$29.5 million for the quarter ended March 31, 2004, compared to R$26.0 million charged in the same period in 2003. Provisions for contingencies with respect to Brazilian Operations totaled R$29.3 million. This amount is primarily comprised of R$8.8 million related to a sales tax provision, R$11.3 million related to a dispute regarding whether financial income is subjected to PIS/COFINS tax and R$7.9 million related to the termination of some of our third-party distributors' distribution agreement. The net effect of the provisions and reverse of provisions for the International Operations was insignificant.

          OTHER OPERATING INCOME (EXPENSE), NET

          Other (net) operating expenses for the quarter ended March 31, 2004 was R$4.2 million, compared to R$55.3 million registered in the same period in 2003. Net other operating income for the Brazilian operations totaled R$1.5 million in the first quarter of 2004. This amount is mainly comprised of a gain of R$37.7 million related to some tax incentives realized by AmBev's subsidiaries (mainly CBB) and R$10.4 million related to the impact of the Real devaluation on AmBev's investments in its International Operations. Goodwill amortization of R$48.8 million (mainly from CBB and Quinsa) partially offset the above mentioned gains. The difference is comprised of several other items.

          Other net operating expenses for international operations reached R$5.7 million in the quarter, almost fully attributable to Quinsa's operations.

          NET FINANCIAL INCOME (EXPENSES)

          Our financial income consists of realized and unrealized gains from financial instruments, foreign exchange gains (losses) on investments, financial income on cash equivalents and others. Our financial expenses consist of foreign exchange gains (losses) on loans, realized and unrealized losses from financial instruments, interests and charges on loans, taxes on financial transactions, interest on contingencies and others.

          We enter into hedging transactions to address AmBev's Brazilian foreign currency debt exposure, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As a result of Brazilian accounting requirements, volatility in the Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

          Financial income for the quarter ended March 31, 2004 was R$112.8 million, compared to R$431.2 million in the same period in 2003.

          Financial expenses for the quater ended March 31, 2004 were R$328.7 million, compared to R$50.0 million in the same period in 2003.

          OPERATING INCOME

          Operating income decreased by 45.2% for the quarter ended March 31, 2003 to R$436.7 million from R$796.8 million in the same period in 2003. The decrease in operating income was attributable primarily to the lower net financial result registered in the first quarter 2004 compared to the same period 2003.

          NON-OPERATING INCOME (EXPENSE), NET

          Non-operating expenses decreased by 0.8% for the quarter ended March 31, 2004 to R$16.3 million from R$16.4 million in the same period in 2003. Brazilian Operations' non-operating expenses amounted to R$21.6 million, comprised primarily of a loss of R$13.9 million related to the net effect of Quinsa's share buyback programs, which, despite increasing our stake in the company, has a negative effect on Quinsa's shareholders equity as Quinsa's shares are trading above their book value; and R$11.0 for losses in the sale of fixed assets.

          Net non-operating income for International Operations in the first quarter of 2004 was R$5.3 million, mainly as a result of the non-operating income of R$6.8 million related to Quinsa's operations.

          INCOME TAX BENEFIT (EXPENSE)

          The consolidated amount charged for income tax and social contribution during the first quarter of 2004 was R$78.9 million. At a nominal tax rate of 34%, first quarter income tax provision would have amounted to R$132.7 million. Our effective income tax rate in the quarter was positively affected by: (i) the provision for interest on own capital (R$35.7 million);
(ii) earnings not subjected to taxation (R$34.2 million, including Quinsa); and (iii) a tax benefit associated with financed sales taxes which were forgiven by the government (R$12.8 million). Several other items amounted to a provision of R$28.9 million.

          PROFIT SHARING AND CONTRIBUTIONS

          During the first quarter of 2004 AmBev provisioned, on a consolidated basis, R$30.1 million related to employee profit sharing. AmBev's variable payment is based on the EVA generated by the company in the year.

          MINORITY INTEREST

          On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$6.4 million in the first quarter of 2004. Gains were due principally to the positive performance of our International Operations.

          NET INCOME

          Net income for our Brazilian Operations reached R$248.4 million in the first quarter of 2004. Consolidated net income, which is the basis for calculation of dividends, reached R$305.0 million in the same period. Consolidated earnings per ADR (based on outstanding shares) were US$0.28 (R$0.81) in the first quarter of 2004, and US$0.38 (R$1.34) in the first quarter of 2003.

AmBev - Segment Financial Information (Part 1)

                   ------------------------------------------------------------------------------------------------
                                                          AMBEV BRAZIL
                   ------------------------------------------------------------------------------------------------
                          Beer Brazil         CSD & NANC Brazil       Other Products         Total AmBev Brazil (1)
                     1Q04    1Q03      %     1Q04    1Q03     %     1Q04    1Q03     %      1Q04    1Q03      %
                     ----    ----      -     ----    ----     -     ----    ----     -      ----    ----      -
Volumes (000 hl)     13,200  14,066   -6.2%   4,635  4,572    1.4%                          17,835  18,638   -4.3%

R$ million
Net Sales           1,533.6 1,417.0    8.2%   342.0  322.5    6.0%    32.9    37.0 -11.3%  1,908.4 1,776.6    7.4%
COGS                 (564.1) (618.2)  -8.8%  (205.6)(235.1) -12.6%   (19.9)  (20.5) -2.7%   (789.6) (873.8)  -9.6%
Gross Profit          969.5   798.8   21.4%   136.4   87.5   55.9%    12.9    16.5 -21.8%  1,118.8   902.8   23.9%
SG&A                 (459.5) (341.5)  34.5%   (87.5) (75.8)  15.4%    (0.7)   (0.6) 18.0%   (547.6) (417.9)  31.0%
Depr. & Amort.       (132.0) (123.2)   7.1%   (35.1) (29.1)  20.7%     0.0     0.0   n.m.   (167.1) (152.3)   9.7%

% of Net Sales
Net Sales            100.0%  100.0%          100.0% 100.0%          100.0%  100.0%          100.0%  100.0%
COGS                 -36.8%  -43.6%          -60.1% -72.9%          -60.6%  -55.3%          -41.4%  -49.2%
Gross Profit          63.2%   56.4%           39.9%  27.1%           39.4%   44.7%           58.6%   50.8%
SG&A                 -30.0%  -24.1%          -25.6% -23.5%           -2.1%   -1.5%          -28.7%  -23.5%
Depr. & Amort.        -8.6%   -8.7%          -10.3%  -9.0%            0.0%    0.0%           -8.8%   -8.6%

Per Hectoliter (R$/hl)
Net Sales             116.2   100.7   15.3%    73.8   70.5    4.6%                           107.0    95.3   12.3%
COGS                  (42.7)  (44.0)  -2.8%   (44.4) (51.4) -13.7%                           (44.3)  (46.9)  -5.6%
Gross Profit           73.4    56.8   29.3%    29.4   19.1   53.8%                            62.7    48.4   29.5%
SG&A                  (34.8)  (24.3)  43.4%   (18.9) (16.6)  13.8%                           (30.7)  (22.4)  36.9%
Depr. & Amort.        (10.0)   (8.8)  14.1%    (7.6)  (6.4)  19.1%                            (9.4)   (8.2)  14.6%
-------------------------------------------------------------------------------------------------------------------


AmBev - Segment Financial Information (Part 2)

                   ------------------------------------------------
                      International               AmBev
                      Operations (2)         Consolidated (3)
                    1Q04    1Q03      %     1Q04     1Q03     %
                    ----    ----      -     ----     ----     -
Volumes (000 hl)     7,518   4,135   81.8%  25,353   22,773  11.3%


Net Sales            462.1   208.6  121.5% 2,370.5  1,985.2  19.4%
COGS                (207.6) (109.2)  90.2%  (997.2)  (982.9)  1.4%
Gross Profit         254.5    99.5  155.8% 1,373.3  1,002.2  37.0%
SG&A                (138.5)  (85.5)  62.0%  (686.2)  (503.5) 36.3%
Depr. & Amort.       (39.4)  (26.1)  51.3%  (206.5)  (178.4) 15.8%


Net Sales           100.0%  100.0%          100.0%   100.0%
COGS                -44.9%  -52.3%          -42.1%   -49.5%
Gross Profit         55.1%   47.7%           57.9%    50.5%
SG&A                -30.0%  -41.0%          -28.9%   -25.4%
Depr. & Amort.       -8.5%  -12.5%           -8.7%    -9.0%


Net Sales            104.0   106.1   -1.9%   106.4     96.3  10.4%
COGS                 (46.7)  (55.5) -15.8%   (44.8)   (47.7) -6.2%
Gross Profit          57.3    50.6   13.3%    61.6     48.6  26.7%
SG&A                 (31.2)  (43.5) -28.3%   (30.8)   (24.4) 26.1%
Depr. & Amort.        (8.9)  (13.3) -33.0%    (9.3)    (8.7)  7.1%
-------------------------------------------------------------------


Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.

(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED INCOME STATEMENT
                                           --------------------------------------------------------------------------------
                                                   AMBEV BRAZIL                               AMBEV CONSOLIDATED
                                           --------------------------------------------------------------------------------
CORPORATE LAW                                   1Q04          1Q03          %          1Q04           1Q03            %
R$ 000
                                           --------------------------------------------------------------------------------

Net Sales                                       1,908,383    1,776,569       7.4%      2,370,493      1,985,193      19.4%
Cost of Goods Sold                               (789,566)    (873,788)     -9.6%       (997,197)      (982,946)      1.4%
GROSS PROFIT                                    1,118,817      902,781      23.9%      1,373,296      1,002,246      37.0%
Gross Margin (%)                                    58.6%        50.8%                     57.9%          50.5%

   Selling and Marketing Expenses                (182,192)    (122,242)     49.0%       (259,311)      (166,811)     55.5%
      % of sales                                     9.5%         6.9%                     10.9%           8.4%
   Direct Distribution Expenses                  (172,690)    (131,367)     31.5%       (190,644)      (142,989)     33.3%
      % of sales                                     9.0%         7.4%                      8.0%           7.2%
   General & Administrative                       (89,873)     (81,575)     10.2%       (117,519)       (98,997)     18.7%
      % of sales                                     4.7%         4.6%                      5.0%           5.0%
   Depreciation & Amortization                   (102,882)     (82,737)     24.3%       (118,708)       (94,708)     25.3%
TOTAL SG&A                                       (547,637)    (417,921)     31.0%       (686,182)      (503,507)     36.3%
      % of sales                                    28.7%        23.5%                     28.9%          25.4%

Provisions, Net                                   (29,294)     (18,305)     60.0%        (29,453)       (26,005)     13.3%
Other Operating (Expense)                           1,469      (77,015)      n.m.         (4,197)       (55,273)    -92.4%
Equity Income                                           -            -       n.m.           (901)        (1,824)    -50.6%
   Interest Expense                              (301,495)     (38,184)    689.6%       (328,661)       (49,985)    557.5%
   Interest Income                                101,590      395,942     -74.3%        112,848        431,165     -73.8%
Net Interest Income (Expense)                    (199,905)     357,758       n.m.       (215,814)       381,180       n.m.
Non-Operating Income (Expense)                    (21,591)     (16,312)     32.4%        (16,289)       (16,420)     -0.8%
INCOME BEFORE TAXES                               321,858      730,985     -56.0%        420,461        780,397     -46.1%
Provision for Income Tax/Social Contrib.          (44,523)    (246,285)    -81.9%        (78,950)      (252,376)    -68.7%
Provision for Profit Sharing & Bonuses            (27,684)     (11,031)    151.0%        (30,147)       (11,031)    173.3%
Minority Interest                                  (1,217)      (6,114)    -80.1%         (6,354)        (8,028)    -20.8%

NET INCOME                                        248,435      467,556     -46.9%        305,010        508,962     -40.1%
      % of sales                                    13.0%        26.3%                     12.9%          25.6%

Depreciation and Amortization                     167,053      152,315       9.7%        206,481        178,378      15.8%
---------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.



CONSOLIDATED BALANCE SHEET

                                                                AMBEV BRAZIL                           AMBEV
CORPORATE LAW                                                                                       CONSOLIDATED
R$000                                                      MAR 2004         DEC 2003          MAR 2004          DEC 2003
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                       1,176,501        1,135,531         1,347,499         1,196,103
Marketable Securities                                      1,157,009        1,180,398         1,162,920         1,337,783
Non-realized gains with Derivatives                          107,059          259,000           107,059           259,000
Accounts Receivable                                          339,947          612,685           440,691           725,715
Inventory                                                    754,211          774,033           966,169           954,611
Recoverable Taxes                                            346,640          729,994           406,407           771,327
Accounts in Advance                                           12,829           13,584            34,905            17,837
Prepaid Expenses                                             108,884          119,205           110,724           119,353
Other                                                        108,333           65,147           151,804           118,743
                                                   -----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       4,111,415        4,889,577         4,728,178         5,500,473

Recoverable Taxes                                          2,066,895        2,042,029         2,177,406         2,180,189
Receivable from Employees/Financed Shares                    226,344          234,677           226,573           234,677
Deposits/Other                                               698,382          687,235           791,930           777,775
                                                   -----------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                     2,991,620        2,963,940         3,195,909         3,192,641

Investments                                                2,434,091        2,242,021         1,840,874         1,711,374
Property, Plant & Equipment                                2,873,116        3,025,861         4,181,164         4,166,305
Deferred                                                     224,685          203,853           255,530           259,327
                                                   -----------------------------------------------------------------------
TOTAL PERMANENT ASSETS                                     5,531,891        5,471,735         6,277,568         6,137,006

                                                   -----------------------------------------------------------------------
TOTAL ASSETS                                              12,634,926       13,325,253        14,201,654        14,830,119
                                                   =======================================================================


LIABILITIES
Short-Term Debt                                            1,864,266        1,598,206         2,229,154         1,976,059
Accounts Payable                                             291,352          562,294           518,986           800,483
Sales & Other Taxes Payable                                  501,652          698,367           563,369           763,723
Dividend Payable                                             118,108          291,900           119,806           291,900
Salaries & Profit Sharing Payable                            114,737           80,452           110,616           105,646
Income Tax, Social Contribution, & Other                      69,542          525,113            93,317           538,622
Other                                                        261,287          197,773           341,303           243,611
                                                    -----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  3,220,945        3,954,104         3,976,551         4,720,044

Long-Term Debt                                             3,639,668        3,629,559         4,007,253         4,004,335
Income Tax & Social Contribution                              22,453           22,453            23,059            26,161
Deferred Sales Tax (ICMS)                                    215,215          231,788           215,215           231,788
Provision for Contingencies                                1,218,121        1,202,344         1,270,240         1,232,866
Pension Funds Provision                                       74,294           72,893            74,294            72,893
Other                                                         14,318            5,193            45,849            37,419
                                                   -----------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                5,184,070        5,164,230         5,635,911         5,605,463

TOTAL LIABILITIES                                          8,405,015        9,118,334         9,612,462        10,325,507

MINORITY INTEREST                                            144,578          112,284           238,920           196,434

Paid in Capital                                            3,019,133        3,051,951         3,124,059         3,124,059
Reserves and Treasury shares                                 865,505        1,042,683         1,025,518         1,184,119
Retained Earnings                                            200,695                -           200,696                 -
                                                   -----------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                       4,085,333        4,094,634         4,350,272         4,308,178

                                                   -----------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                  12,634,926       13,325,253        14,201,654        14,830,119
--------------------------------------------------------------------------------------------------------------------------

Figures for AmBev Consolidated consist of AmBev Brazil + International
Operations.

--------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                 AMBEV
                                                              CONSOLIDATED
R$ 000                                                            1Q04
--------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                                     305,010
   Adjustments to reconcile net income
     to cash provided by operating activities
       Non-cash Expenses (Income)
         Depreciation and amortization                            206,481
         Contingencies and liabilites associated with
           tax disputes, including interest                        29,453
         Financial charges on contingencies                        11,488
         (Gain) loss on disposal of PP&E, net                      31,435
         Financial charges on stock option plan                   (10,667)
         Financial charges on taxes and contributions              (1,766)
         Equity income                                                901
         Financial charges on long-term debt                      194,893
         Provision for losses in inventory and other assets       (10,737)
         Deferred income tax (benefit) expense                     (3,888)
         Foreign exchange holding effect on assets abroad         (39,608)
         Forex variations and unrealized gains on marketable
           securities                                              (5,162)
         Gains on participation on related companies               13,933
         Amortization of goodwill                                  64,302
         Minority interest                                          6,354
   (INCREASE) DECREASE IN ASSETS
     Trade accounts receivable                                    275,163
     Sales taxes recoverable                                       17,789
     Inventories                                                   18,507
     Prepaid expenses                                              10,264
     Receivables and other                                        (56,227)
   (DECREASE) INCREASE IN LIABILITES
     Suppliers                                                   (302,774)
     Payroll, profit sharing and related charges                   31,443
     Income tax, social contribution, and other taxes
       payable                                                    (96,816)
     Cash used for contingencies and legal proceedings            (21,615)
     Other                                                       (175,343)
                                                            --------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                         492,812

CASH FLOWS FROM INVESTING ACTIVITES
   Proceeds on disposal of property, plant and equipment           15,193
   Marketable securities withdrawn                                314,391
   Collateral securities and deposits                              19,234
   Quinsa's share buyback program                                 (26,760)
   Investments in afffiliated companies                          (121,722)
   Property, plant and equipment                                 (130,108)
   Payment for deferred asset                                     (16,454)
                                                            --------------

NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES                   53,775

CASH FLOWS FROM FINANCING ACTIVITES
   Advances to employees for purchase of shares                    18,776
   Dividends, interest distribution and capital decrease paid    (278,061)
   Repurchase of shares in treasury                              (161,221)
   Payments received in advance for future capital increase         9,030
   Premium received from the sale of put options                    2,581
   Increase in debt                                               706,917
   Payment of debt                                               (698,182)
   Increase in paid-in capital / Variation in minority
     interest                                                       3,372
                                                            --------------

NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES                 (396,788)

FOREIGN EXCHANGE VARIATIONS ON CASH                                 1,597

SUBTOTAL                                                          151,396
--------------------------------------------------------------------------

Cash and cash equivalents, beginning of period                  1,196,103
Cash and cash equivalents, end of period                        1,347,499
NET INCREASE IN CASH AND CASH EQUIVALENTS                         151,396
--------------------------------------------------------------------------
Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: August 10, 2004

                                        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                        By:  /s/  Pedro de Arbreu Mariani
                                           ------------------------------------
                                           GENERAL COUNSEL
                                           PEDRO DE ARBREU MARIANI

                          FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.